UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                                  INVISA, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   89106 3109
                                 (CUSIP Number)

                                 August 16, 2004
             (Date of Event Which Requires Filing of this Statement)

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

                                  SCHEDULE 13G

CUSIP No. 89106 3109                                          Page 2 of 12 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mercator Momentum Fund, L.P.
     EIN:03-0021366
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          878,773
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            878,773
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     878,773
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.32%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 89106 3109                                          Page 3 of 12 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Monarch Pointe Fund, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,751,568
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,751,568
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,751,568
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.25%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 89106 3109                                          Page 4 of 12 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mercator Advisory Group, LLC
     EIN: 300021359
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,161,299, some of which are held by Mercator Momentum Fund
                    ("MMF"), some of which are owned by Monarch Pointe
    EACH            Fund, Ltd. ("MPF"), and some of which are owned by Mercator
                    Advisory Group, LLC ("MAG"). MAG is the general
  REPORTING         partner of MMF and controls the investments of MPF.
               -----------------------------------------------------------------
   PERSON      7.   SOLE DISPOSITIVE POWER

    WITH            0
               -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER

                    2,161,299, some of which are held by MMF, some by MPF and some by MAG.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,161,299
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 89106 3109                                          Page 5 of 12 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     David F. Firestone
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,161,299, all of which are held by MMF, MPF and MAG.
                    David F. Firestone is Managing Member of MAG.
    EACH       -----------------------------------------------------------------
               7.   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER
    WITH
                    2,161,299, all of which are held by MMF , MPF and MAG.
                    David F. Firestone is Managing Member of MAG.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,161,299
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 89106 3109                                          Page 6 of 12 Pages

Item 1. Issuer.

      (a) The name of the issuer is Invisa, Inc. (the "Issuer").

      (b) The address of the Issuer's principal executive office is 4400 Independence Court, Sarasota, Florida 34234.

Item 2. Reporting Person and Security.

      (a) Mercator Momentum Fund, L.P. ("MMF") is a private investment limited partnership organized under California law. The general partner of MMF is Mercator Advisory Group, LLC ("MAG"), a California limited liability company. David F. Firestone is the Managing Member of MAG. Monarch Pointe Fund, Ltd. ("MPF") is a corporation organized under the laws of the British Virgin Islands. MAG controls the investments of MPF. MMF, MPF, MAG and David F. Firestone are referred to herein as the "Reporting Persons."

      (b) The business address of each of MMF, MAG and David F. Firestone is 555
S. Flower Street, Suite 4500, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland.

      (c) MMF is a California limited partnership. MAG, its general partner, is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.001 per share (the "Common Stock").

      (e) The CUSIP number is 89106 3109.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

      (b)   |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) |_| An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E).

                                  SCHEDULE 13G

CUSIP No. 89106 3109                                          Page 7 of 12 Pages

      (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j)   |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4. Ownership.

      MMF, MPF and MAG each own warrants to purchase shares of Common Stock. MMF and MPF each own shares of the Series A Preferred Stock ("Series A Shares") issued by the Issuer which are convertible into Common Stock. Each Series A Share is convertible into the number of shares of Common Stock determined by dividing $100.00 by the Conversion Price at the time of conversion. The Conversion Price is defined as 80% of the volume weighted average trading price of the Common Stock during the ten trading days preceding the conversion; providing, however, that the Conversion Price may not be less than $0.50 or more than $1.17, adjusted for stock splits and similar events. The documentation governing the terms of the warrants and the Series A Shares contains provisions prohibiting any exercise of the warrants or conversion of Series A Shares that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. The Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

      As of August 16, 2004, MMF, MPF and MAG owned the following securities of the Issuer:

      MMF owned 7,350 Series A Shares and warrants to purchase up to 250,568 shares of Common Stock.

      MPF owned 14,650 Series A Shares and warrants to purchase up to 499,432 shares of Common Stock.

      MAG owned warrants to purchase up to 750,000 shares of Common Stock.

      David F. Firestone owned no securities of the Issuer directly.

                                  SCHEDULE 13G

CUSIP No. 89106 3109                                          Page 8 of 12 Pages

      The right to vote and the right to dispose of the shares beneficially owned by MMF and MPF are, in each case, shared among either MMF or MPF, as applicable, and both MAG and David F. Firestone. The right to vote and the right to dispose of the shares beneficially owned by MAG are shared by MAG and David
F. Firestone.

      Assuming that the Issuer had 19,473,332 shares of Common Stock outstanding as of August 16, 2004, which is the number reported by the Issuer as outstanding as of August 18, 2004 in its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004, the individual Reporting Persons had, on August 16, 2004, beneficial ownership of the following numbers of shares of Common Stock which represented the following percentages of the Common Stock outstanding:

                                            Shares Owned             Percentage
                                            ------------             ----------

             MMF                                 878,773               4.32%

             MPF                               1,751,568               8.25%

             MAG                               2,161,299               9.99%

             David F. Firestone                2,161,299               9.99%

      The percentages of the outstanding Common Stock held by the Reporting Parties set forth above and on the cover pages to this report were determined, using a Conversion Price of $1.17 with respect to the Series A Shares.

Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

      Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

                                  SCHEDULE 13G

CUSIP No. 89106 3109                                          Page 9 of 12 Pages

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP No. 89106 3109                                         Page 10 of 12 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2004                  MERCATOR MOMENTUM FUND, L.P.


                                        By: MERCATOR ADVISORY GROUP, LLC,
                                            its general partner

                                        By: /s/ David F. Firestone
                                            ------------------------------------
                                            David F. Firestone, Managing Member


Dated: August 30, 2004                  MONARCH POINTE FUND, LTD.

                                        By: /s/ David F. Firestone
                                            ------------------------------------

                                        Its: President
                                            ------------------------------------

Dated: August 30, 2004                  MERCATOR ADVISORY GROUP, LLC

                                        By: /s/ David F. Firestone
                                            ------------------------------------
                                            David F. Firestone, Managing Member
Dated: August 30, 2004
                                        /s/ David F. Firestone
                                        ----------------------------------------
                                        David F. Firestone

                                  SCHEDULE 13G

CUSIP No. 89106 3109                                         Page 11 of 12 Pages


                                  EXHIBIT INDEX

Exhibit A       Agreement of Joint Filing

                                  SCHEDULE 13G

CUSIP No. 89106 3109                                         Page 12 of 12 Pages

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of Invisa, Inc., beneficially owned by Mercator Momentum Fund, L.P., Monarch Pointe Fund, Ltd., Mercator Advisory Group, LLC and David F. Firestone and such other holdings as may be reported therein.

Dated: August 30, 2004

MERCATOR MOMENTUM FUND, L.P.


By: MERCATOR ADVISORY GROUP, LLC, its general partner

By: /s/ David F. Firestone
    ------------------------------------
      David F. Firestone, Managing Member


MONARCH POINTE FUND, LTD.

By: /s/ David F. Firestone
    ------------------------------------

Its: President
    ------------------------------------

MERCATOR ADVISORY GROUP, LLC

By: /s/ David F. Firestone
    ------------------------------------
     David F. Firestone, Managing Member

/s/ David F. Firestone
----------------------------------------
David F. Firestone